Exhibit 99.1

First Quarter 2010 Report to Shareholders

For the Three Months Ended November 30, 2009
(Unaudited)

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Interest expense	6
Disputed regulatory fees	6
Other expense (income), net	6
Income taxes	6
Net income and earnings per share	6
Other comprehensive income (loss), net of tax	7
Radio	7
Television	8
Corporate	9
Quarterly Consolidated Financial Information	9
Risks and Uncertainties	10
Outlook	10
Financial Position	10
Liquidity and Capital Resources	11
Cash flows	11
Net debt to segment profit	12
Off-balance sheet arrangements and derivative financial instruments	12
Contractual commitments	12
Outstanding Share Data	12
Changes in Internal Control Over Financial Reporting	12
Key Performance Indicators	12
Free cash flow	12
Net debt	12
Net debt to segment profit	13
Impact of New Accounting Policies	13
Recent Accounting Pronouncements	13
Consolidated Financial Statements and Notes	16

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended
(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars, except per share data)	November 30,
	2009	2008
Revenues	222,329	216,785
Segment profit
Radio	21,821	22,011
Television	67,068	64,270
Corporate	(5,664)	(4,939)
	83,225	81,342

Net income	73,908	40,633
Earnings per share
Basic	$0.92	$0.51
Diluted	$0.91	$0.50

Significant Events in the Quarter
•
On September 9, 2009, the Company launched DUSK, a rebranded specialty channel formerly known as SCREAM. Targeting adults 18 - 49, DUSK offers viewers access to a lineup of suspense, thriller and supernatural-based Hollywood feature films and television series seven days a week, 24-hours-a-day.

•
On September 28, 2009, the Company announced an agreement with FMQB Productions, which will see Corus Radio’s syndicated content distributed to radio affiliates across the U.S. Under the ExploreMusic banner, U.S. stations will feature Alan Cross’ The Ongoing History of New Music and the ExploreMusic radio program as well as Jeff Woods’ Legends of Classic Rock. Enthusiasm for the programs was met quickly with WEDG/Buffalo and WRZX/Indianapolis signing on as the first American affiliates to carry Corus Radio’s flagship programs.

•
On September 29, 2009, the Company held its annual Investor Day and updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2010 fiscal year. The Company announced its fiscal 2010 guidance targets of consolidated segment profit of $255 to $270 million, and free cash flow of between $10 to $20 million. The Company also announced the proposed rebranding of SexTV to W Movies and announced the discontinuation of the Discovery Kids service effective November 2, 2009.

•
On September 29, 2009, the Company announced that its Board of Directors had approved a discount for Class B Shares issued from treasury pursuant to the terms of its Dividend Reinvestment Plan (the “Plan”). Under the Plan, eligible holders of Class A Shares and Class B Shares may acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. At that time, the Company’s Board of Directors had approved the issuance of shares from treasury at a two percent discount from the average market price, as determined pursuant to the terms of the Plan. The change was effective for any dividends payable on or after November 1, 2009, until such time as the Company elects otherwise.

•	On September 30, October 30, and November 30, 2009, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.
•
On October 7, 2009, The Honourable James Moore, Minister of Canadian Heritage and Official Languages, announced a settlement between the Government of Canada and members of the broadcasting industry on the Part II license fee issue.   The agreement has resulted in the Canadian Association of Broadcasters and other named parties (including the Company) discontinuing their appeal before the Supreme Court of Canada challenging the validity of the fees that had been scheduled to be heard on October 19, 2009. The settlement agreement includes waiving Part II license fees that were not collected for the broadcast years 2007, 2008 and 2009.  The Company reversed its August 31, 2009 accrual of $16,194 million in the first quarter of fiscal 2010. Under this settlement, the Government is also recommending that the CRTC develop a new Part II fee regime, which would be effective commencing September 1, 2009.

•	On October 17, 2009, the Company was named one of Toronto’s Top 90 Best Employers by The Toronto Star.
•
On November 2, 2009, the Company launched Nickelodeon in Canada, adding one of the world’s leading entertainment brands for kids to its premier portfolio of kid‐focused services.  Nickelodeon in Canada is dedicated exclusively to Canadian kids and features a line-up of Nick’s award-winning properties, from current live-action comedies and animated favorites to classic hits.

•	On November 6, 2009, the Company’s Corus Quebec radio station, CFEL-FM, re-launched as 102,1 CKOI which now covers the entire region of Quebec City.
•
On November 12, 2009, the Company was named one of Canada’s 10 Most Admired Corporate Cultures™. This prestigious award recognizes Canadian organizations for having a corporate culture that has helped them enhance their performance, sustain a competitive advantage and create an environment and culture that employees take great pride in.

•	On November 13, 2009, the Company announced the reformat of its CING-FM radio station from a country format to Vinyl 95.3, a greatest hits format featuring a playlist from the ‘60s, ‘70s and ‘80s.
•
On November 17, 2009, the Company announced that Susan Ouriou’s translation of the children’s book Pieces of Me, from the Company’s Kids Can Press, won the 2009 Governor General’s Literary Award for Translation (French to English). This represents the first time a children’s book has been awarded this honour in the Translation category.

•
On November 17, 2009, the CRTC approved the Company’s acquisition of SexTV and Drive-In Classics from CTVglobemedia.  The acquisition was subsequently completed on November 30, 2009. The combined acquisition price for both services was $40 million.

Significant Events Subsequent to the Quarter
•
On December 8, 2009, the Company announced that it would launch Sundance Channel in Canada and W Movies on March 1, 2010. Based on the internationally recognized brand, the Sundance Channel in Canada will feature a broad range of programming from niche, genre-focused cinema to obscure and socially provocative titles.   W Movies is an extension of the Company’s successful W Network brand.

•
On December 8, 2009, the Company announced that it filed its fiscal 2009 Form 40-F (containing its audited financial statements for the fiscal year ended August 31, 2009) with the U.S. Securities and Exchange Commission on November 12, 2009 and that its Fiscal 2009 Annual Report was available for download from its website (www.corusent.com).

•
On December 10, 2009, the Company announced that through air time support, gift-in-kind services, local fundraising assistance and cash donations, Corus Radio, its employees and listeners had raised more than $21 million for local and national charities in fiscal 2009.

•	On December 31, 2009, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three months ended November 30, 2009 is prepared as at December 31, 2009.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2009 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the first quarter was $73.9 million on revenues of $222.3 million, as compared to net income of $40.6 million on revenues of $216.8 million in the prior year.  Television segment profit increased by 4%, while Radio declined by less than 1%.  Net income for the quarter includes a $16.2 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes.  Please refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the first quarter were $222.3 million, an increase of 3% from $216.8 million last year.  Subscriber revenues increased by 8%, while advertising revenues decreased by 4% in the quarter.  Television revenues increased by 7%, while Radio revenues decreased by 6% in the quarter.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the first quarter were $139.1 million, up 3% from $135.4 million in the prior year.  This increase is attributed to higher program rights amortization in the Television division.  General and administrative costs decreased by 3% in the quarter, primarily as a result of lower employee-related costs.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first quarter decreased by $0.5 million from last year.  This decrease reflects a reduction in capital expenditures in recent periods in anticipation of the move to Corus Quay.  Expenditures made on the waterfront project are not being depreciated yet.

Interest expense

Interest on long-term debt is down from the prior year due to a lower average debt balance and lower interest rates in fiscal 2010.  The impact of lower interest rates is offset by the impact of the interest rate swap, since interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the first quarter was 4.0%.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement includes waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009.  The Company had accrued $16.2 million over that period, and reversed this accrual in the first quarter of fiscal 2010.

Other expense (income), net

Other income increased in the first quarter of fiscal 2010 due to a reversal of foreign exchange losses incurred in the prior year related to long-term liabilities denominated in U.S. dollars.  In addition, the Company received higher interest income related to income tax refunds.

Income taxes

The effective tax rate for the first quarter of fiscal 2010 was 15.2%, compared to the Company’s 31.6% statutory rate.  The difference is due almost entirely to the impact of a change in the Ontario provincial long-term tax rate that became effective in the first quarter.  This rate change resulted in the Company recording a recovery of $14.2 million through the income tax expense line.

Net income and earnings per share

Net income for the first quarter was $73.9 million, as compared to net income of $40.6 million last year.  Earnings per share for the first quarter were $0.92 basic and $0.91 diluted, compared to earnings per share of $0.51 basic and $0.50 diluted last year.  Net income for the quarter includes a reversal of the disputed regulatory fee accrual and a reduction in the income tax rate.  Removing the impact of these items results in adjusted first quarter basic earnings per share of $0.61 in the current year and $0.52 in the prior year.  The weighted average number of shares outstanding is relatively unchanged from the prior year.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income was the change in the unrealized fair value of the Company’s interest rate swap.  Interest rate declines in fiscal 2009 and 2008 resulted in the recognition of a derivative fair-value liability and a charge through other comprehensive loss in those periods.   As the Company approaches the January 2011 expiry of the swap this cumulative charge is reversing, and has resulted in other comprehensive income in the first quarter of fiscal 2010.

Radio

The Radio division comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended
	November 30,
(thousands of Canadian dollars)	2009	2008
Revenues
West	26,233	31,100
Ontario	24,504	23,888
Quebec and other	20,337	20,540
	71,074	75,528

Segment profit
West	9,701	12,574
Ontario	8,475	7,526
Quebec and other	3,645	1,911
	21,821	22,011

Revenues for the first quarter decreased by 6% from the prior year.  Revenues in the West were down 16%, as the economic downturn in Canada did not impact results in the West until the second quarter of fiscal 2009.  Revenues in the rest of Canada were stable, with modest increases in Ontario and down slightly in Quebec.  The Company’s results in the quarter are in line with the performance of the overall market in Canada.

Direct cost of sales, general and administrative expenses for the quarter decreased by 8% from the prior year.  Variable expenses decreased in a higher proportion than revenues in the period, as the Company benefits from a lower sales commission structure.  Fixed costs, which represent a much higher proportion of the cost structure, decreased by 7% from the prior year.  The decrease was largely in employee related costs and advertising and marketing expenditures.  This is largely the result of initiatives taken by the Company recently to reduce the fixed cost base of the division.

Segment profit for the first quarter decreased by less than 1% from the prior year despite the 6% decline in revenues.    While margins declined in the West as a result of declines in revenues, margins improved significantly in Quebec on relatively flat revenues.  This margin improvement is the result of the initiatives noted above.

In the first quarter of fiscal 2010, the Radio division reversed its August 31, 2009 disputed regulatory fee accrual of $8.9 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Radio division incurred a charge of $0.6 million.  This amount is included in segment profit for fiscal 2010.

Television

The Kids segment comprises: YTV; Treehouse TV; Nickelodeon in Canada; a 50% interest in TELETOON and TELETOON Retro; and the Nelvana content business. The Specialty and Pay segment comprises: W Network; VIVA; Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; Corus Custom Networks; three local television stations; and the Company’s interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.

Financial Highlights

	Three months ended
	November 30,
(thousands of Canadian dollars)	2009	2008
Revenues
Kids	68,499	63,029
Specialty and Pay	82,756	78,228
	151,255	141,257

Segment profit
Kids	33,309	30,944
Specialty and Pay	33,759	33,326
	67,068	64,270

Revenues increased by 7% in the first quarter reflecting strong growth of 8% on subscriber revenues and a slight decline of 1% on advertising revenues.  Total specialty advertising revenues were flat, while non-specialty advertising revenues were down 9%.  Other revenues grew 38% in the first quarter.  Subscriber revenue growth reflects the enthusiastic market response to our HBO Canada offering resulting in strong subscriber number growth, and enhanced wholesale fees for Movie Central.  Despite challenging market conditions during the period, advertising revenues grew 1% on our Kids segment reflecting strengthening ratings and a positive response to our “co-view” strategy.   Specialty advertising revenues on our Specialty and Pay segment showed moderate declines of 2%, which is not out of line with the general economic trends.  The solid growth in other revenues reflects the success of Bakugan, which is generating a dramatic increase in merchandise revenue compared to a year ago.  Movie Central (including HBO Canada) finished the quarter with 958,000 subscribers, up 6% from the same period last year.

Direct cost of sales, general and administrative expenses increased by 9% from the prior year.  Direct cost of sales, which includes amortization of program and film rights and film investments, increased by 16% for the quarter.  These costs fluctuate with changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio and content distribution revenues.  Planned investment in programming for our Women’s networks to drive growth also contributed to the increased costs.  These increased costs were offset by effective cost containment across all categories of general and administrative expenses, which increased less than 1% in the quarter. Increases in CRTC Part II fees and trademark costs were offset by lower employee related costs and travel and entertainment.

Segment profit increased by 4% in the first quarter on a revenue increase of 7%.  Margins are down slightly in both the Kids and Specialty and Pay segments, primarily as a result of higher program rights amortization.

In the first quarter of fiscal 2010, the Television division reversed its August 31, 2009 disputed regulatory fee accrual of $7.3 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Television division incurred a charge of $0.5 million.  This amount is included in segment profit for fiscal 2010.

On November 30, 2009, the Company completed the acquisition of Drive-In Classics and SexTV.  These specialty services will be rebranded Sundance Channel and W Movies, respectively, and their results will be included in the Specialty and Pay segment commencing with the second quarter of fiscal 2010.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended
	November 30,
(thousands of Canadian dollars)	2009	2008
Stock-based compensation	1,185	820
Other general and administrative costs	4,479	4,119
General and administrative expenses	5,664	4,939

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is higher in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s higher share price relative to the same period last year.

Other general and administrative costs are up from the prior year primarily as a result of accruals for short-term compensation plans.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended November 30, 2009.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2009, except as noted in note 2 to the unaudited consolidated financial statements for the three months ended November 30, 2009.

				Earnings (loss) per share
(thousands of Canadian dollars, except per share amounts)	Revenues	Segment profit	Net income (loss)	Basic	Diluted
2010
1st quarter	222,329	83,225	73,908	$0.92	$0.91
2009
4th quarter	195,221	57,423	18,733	$0.23	$0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2009, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.2 million in income tax rate changes and the reversal of a $16.2 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2009.

Outlook

At its annual Investor Day in September 2009, the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2010 fiscal year.  In particular, the Company announced its fiscal 2010 guidance targets of consolidated segment profit of $255.0 to $270.0 million, and free cash flow of between $10.0 and $20.0 million.  The free cash flow guidance is lower than in recent years due to the anticipated expenditures related to Corus Quay.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

Financial Position

Total assets at November 30, 2009 were $1.99 billion, compared to $1.87 billion at August 31, 2009.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2009.

Current assets increased by $34.8 million.  Cash and cash equivalents increased by $13.0 million.  Please see the discussion of cash flows in the next section.  Accounts receivable increased by $35.2 million.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.

Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets increased as a result of entering into a new trade mark licensing arrangement in the Television division.  Broadcast licenses and goodwill balances increased as the result of an acquisition of two specialty television services in the first quarter.  Program and film rights (current and non-current) increased by $10.0 million, as additions of acquired rights of $51.7 million were offset by amortization of $41.7 million.  In particular, investments in programming were made relating to the launch of the Nickelodeon network in the first quarter.  Film investments increased by $9.9 million as net film spending of $18.0 million was offset by film amortization and accruals for tax credits.  In the first quarter of fiscal 2010, the broadcast business made significant investments in third-party-produced film projects as part of its conditions of license.

Accounts payable and accrued liabilities did not change significantly from the year-end balances.  The decrease related to the reversal of the disputed regulatory fees was offset by an increase related to general accounts payable.  Income taxes payable increased due to the timing of income tax installment payments.

Long-term debt increased by $40.2 million. The Company utilized its debt to finance the acquisition of two specialty television services in the first quarter.  Other long-term liabilities increased by $13.7 million, primarily due to accruals for program rights.  The Company also recognized a liability associated with a long-term trade mark agreement, as well as an accrual for public benefits resulting from a business combination.   Net future tax liability (including current future tax asset) decreased by $14.8 million primarily due to a change in long-term Ontario provincial tax rates.

Share capital increased by $1.7 million as a result of the exercise of employee stock options and the issuance of shares from treasury under the Company’s new dividend reinvestment plan.  Contributed surplus decreased by $2.9 million as units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $13.0 million in fiscal 2010, compared to an increase of $3.4 million in the prior year.  Free cash flow for fiscal 2010 was negative $8.9 million, compared to positive free cash flow of $2.0 million in the prior year.  After adding back the impact of business combinations, adjusted free cash flow in fiscal 2010 is $27.1 million.  This increase in free cash flow reflects higher cash from operating activities.  Please see Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities in fiscal 2010 was $32.3 million, compared to $4.7 million last year.  A portion of this increase is related to lower year-end accruals for employee compensation, and the remainder is attributed to other timing differences related to working capital, as the first quarter is typically a period of relatively low free cash flow.

Cash used in investing activities in fiscal 2009 was $41.3 million, compared to cash used of $2.7 million last year.  Capital expenditures are higher in the current year, as the Company has started to incur costs related to Corus Quay in the past few quarters.  Included in the current year is $4.3 million in capital expenditures related to Corus Quay.  In the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million, less a $4.0 million holdback to be paid later in the fiscal year.

Cash provided by financing activities in fiscal 2010 was $22.0 million, compared to $1.4 million in the prior year.  In the current year, the Company used debt to finance acquisitions, whereas in the prior year the Company used debt to finance the purchase of shares and pay dividends.  The Company did not renew its normal course issuer bid when it expired in the second quarter of fiscal 2009.

Liquidity

As at November 30, 2009, the Company has available $105.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR, however, interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.

As at November 30, 2009, the Company had a cash balance of $24.0 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

The Company has made one of its financial priorities for fiscal 2010 to be to renew its bank credit facilities and assess its overall long-term debt structure in order to improve its financial flexibility.  The Company intends to file a preliminary short form base shelf prospectus in the near future to enable it to offer and issue debt securities.

Net debt to segment profit

As at November 30, 2009, net debt was $668.0 million, up from $640.8 million at August 31, 2009.  Net debt to segment profit at November 30, 2009 was 2.6 times, unchanged from August 31, 2009.  This ratio remains below management’s stated long-term range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at November 30, 2009 is $15.8 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2010.

Outstanding Share Data

As at December 31, 2009, 3,444,128 Class A Voting Shares and 76,878,742 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended November 30, 2009 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2009, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow

	Three months ended
	November 30,
(thousands of Canadian dollars)	2009	2008
Cash provided by (used in):
Operating activities	32,327	4,715
Investing activities	(41,253)	(2,731)
Free cash flow	(8,926)	1,984

Net debt

(thousands of Canadian dollars)	As at November 30, 2009	As at August 31, 2009
Long-term debt	691,925	651,767
Cash and cash equivalents	(23,970)	(10,922)
Net debt	667,955	640,845

Net debt to segment profit

(thousands of Canadian dollars except ratios)	As at November 30, 2009	As at August 31, 2009
Net debt (numerator)	667,955	640,845
Segment profit (1) (denominator)	253,073	251,190
Net debt to segment profit	2.6	2.6

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs” was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a dedicated project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Please see the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.
Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.
Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests presented as a separate component of shareholders’ equity.

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning September 1, 2010.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at November 30,	As at August 31,
(in thousands of Canadian dollars)	2009	2009

ASSETS (note 6)
Current
Cash and cash equivalents	23,970	10,922
Accounts receivable	181,977	146,784
Income taxes recoverable	-	7,267
Prepaid expenses and other	12,123	14,377
Program and film rights	140,403	146,195
Future tax asset	3,686	1,788
Total current assets	362,159	327,333

Tax credits receivable	29,106	26,698
Investments and other assets (note 3)	27,801	23,693
Property, plant and equipment	77,928	76,450
Program and film rights	108,331	92,579
Film investments (note 4)	102,030	92,180
Broadcast licenses	587,138	561,741
Goodwill	692,632	674,029
	1,987,125	1,874,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	170,408	171,055
Income taxes payable	12,676	-
Total current liabilities	183,084	171,055

Long-term debt (note 6)	691,925	651,767
Other long-term liabilities (notes 5 and 7)	87,030	73,360
Future tax liability	89,984	102,842
Total liabilities	1,052,023	999,024

Non-controlling interest	19,064	21,401

SHAREHOLDERS’ EQUITY
Share capital (note 8)	842,340	840,602
Contributed surplus (note 8)	14,394	17,303
Retained earnings	82,271	20,380
Accumulated other comprehensive loss (note 17)	(22,967)	(24,007)
Total shareholders’ equity	916,038	854,278
	1,987,125	1,874,703

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

January 13, 2010

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars except per share amounts)	2009	2008

Revenues	222,329	216,785
Direct cost of sales, general and administrative expenses (note 16)	139,104	135,443
Depreciation	4,516	4,992
Interest expense (notes 6 and 9)	8,148	10,402
Disputed regulatory fees (note 19)	(16,194)	1,690
Other expense (income), net (notes 10 and 16)	(1,784)	1,400
Income before income taxes and non-controlling interest	88,539	62,858
Income tax expense (note 11)	13,453	20,875
Non-controlling interest	1,178	1,350
Net income for the period	73,908	40,633

Earnings per share (note 8)
Basic	$0.92	$0.51
Diluted	$0.91	$0.50

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2009	2008

Net income for the period	73,908	40,633
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(445)	1,825
Unrealized change in fair value of available-for-sale investments, net of tax	39	(925)
Unrealized change in fair value of cash flow hedges, net of tax	1,446	(7,331)
	1,040	(6,431)
Comprehensive income for the period	74,948	34,202

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2009	2008

Share capital
Balance, beginning of period	840,602	848,257
Issuance of shares under stock option plan	1,402	358
Shares repurchased	-	(8,450)
Shares issued under dividend reinvestment plan	336	-
Balance, end of period	842,340	840,165

Contributed surplus
Balance, beginning of period	17,303	17,304
Stock-based compensation	899	949
Settlement of long-term incentive plan	(3,473)	(5,138)
Exercise of stock options	(335)	-
Balance, end of period	14,394	13,115

Retained earnings
Balance, beginning of period	20,380	131,594
Net income for the period	73,908	40,633
Dividends	(12,017)	(11,939)
Share repurchase excess	-	(6,633)
Balance, end of period	82,271	153,655

Accumulated other comprehensive loss
Balance, beginning of period	(24,007)	(20,150)
Other comprehensive income (loss), net of tax	1,040	(6,431)
Balance, end of period	(22,967)	(26,581)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2009	2008

OPERATING ACTIVITIES
Net income for the period	73,908	40,633
Add (deduct) non-cash items:
Depreciation	4,516	4,992
Amortization of program and film rights	41,726	37,483
Amortization of film investments	5,533	3,349
Future income taxes	(15,336)	4,723
Non-controlling interest	1,178	1,350
Stock-based compensation	1,185	581
Imputed interest	1,696	1,789
Other gains and losses	(91)	203
Net change in non-cash working capital balances related to operations	(22,417)	(29,655)
Payment of program and film rights	(41,610)	(49,248)
Net additions to film investments	(17,961)	(11,485)
Cash provided by operating activities	32,327	4,715

INVESTING ACTIVITIES
Additions to property, plant and equipment	(6,106)	(1,995)
Business combinations	(36,000)	(74,950)
Cash held in escrow	-	74,950
Net cash flows for investments and other assets	1,091	(328)
Decrease in public benefits associated with acquisitions	(238)	(408)
Cash used in investing activities	(41,253)	(2,731)

FINANCING ACTIVITIES
Increase in bank loans	39,885	30,849
Issuance of shares under stock option plan	1,067	358
Shares repurchased	-	(15,083)
Dividends paid	(11,674)	(12,017)
Dividend paid to non-controlling interest	(3,860)	(2,669)
Other	(3,444)	-
Cash provided by financing activities	21,974	1,438
Net change in cash and cash equivalents during the period	13,048	3,422
Cash and cash equivalents, beginning of period	10,922	19,642
Cash and cash equivalents, end of period	23,970	23,064

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2009 annual consolidated financial statements, except as described below.

Changes in accounting policies

Effective September 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs”, was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s financial statements.

Pending accounting changes

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

3.	INVESTMENTS AND OTHER ASSETS

	As at November 30, 2009	As at August 31, 2009
Equity investments	9,677	10,229
Trademark intangibles	13,243	8,349
Other	4,881	5,115
	27,801	23,693

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

4.	FILM INVESTMENTS

	As at November 30, 2009	As at August 31, 2009
Projects in process	22,093	22,173
Completed projects and distribution rights	48,134	45,595
Investments in third-party-produced film projects	31,803	24,412
	102,030	92,180

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2009, the Company had $8,329 in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities.  In fiscal 2010, $1,379 has been paid in respect of these provisions and as at November 30, 2009, $6,950 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2010.

6.	LONG-TERM DEBT

	As at November 30, 2009	As at August 31, 2009
Bank loans	693,411	653,564
Unamortized financing fees	(1,486)	(1,797)
	691,925	651,767

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at November 30, 2009, the weighted average interest rate on the outstanding bank loans was 1.6%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 4.0% for the first three months of fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at November 30, 2009.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

7.	OTHER LONG-TERM LIABILITIES

	As at November 30, 2009	As at August 31, 2009
Public benefits associated with acquisitions	4,579	808
Unearned revenue	8,263	8,156
Program rights payable	33,039	25,435
Long-term employee obligations	2,272	2,386
Deferred leasehold inducements	5,057	5,117
Derivative fair value	15,813	17,851
Merchandising and trademark liabilities	15,223	10,885
Other	2,784	2,722
	87,030	73,360

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2009 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2009	3,444,528	26,674	76,608,074	813,928	840,602
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(400)	(3)	400	3	-
Issuance of shares under Stock Option Plan	-	-	68,340	1,402	1,402
Issuance of shares under dividend reinvestment plan	-	-	18,901	336	336
Balance as at November 30, 2009	3,444,128	26,671	76,695,715	815,669	842,340

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended
	November 30,
	2009	2008
Net income for the period (numerator)	73,908	40,633

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,087	80,152
Effect of dilutive securities	1,330	1,101
Weighted average number of shares outstanding - diluted	81,417	81,253

The calculation of diluted earnings per share for the first quarter of fiscal 2010 excluded 904,630 weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2009 is presented as follows:

	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2009	3,389,250	13.85
Granted	389,800	17.50
Forfeited or expired	(4,500)	18.68
Exercised	(68,340)	15.61
Outstanding as at November 30, 2009	3,706,210	14.20

As at November 30, 2009, the Company has outstanding stock options for 3,706,210 Class B Non-Voting Shares, of which 2,771,185 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2010, the Company has recorded stock-based compensation expense for the first quarter of $204 (2009 - $290).  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at November 30, 2009 related to the Plan was $3,032.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

The fair value of each option granted in fiscal 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2010	Fiscal 2009
Fair value	3.65	3.12
Expected life	5.6 years	5.4 years
Risk-free interest rate	2.77%	2.77%
Dividend yield	3.4%	3.4%
Volatility	28.7%	24.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the first quarter in respect of the PSU plan was $286 (2009 - recovery of $129).  The prior year’s expense recovery included income of $368 generated by a total return swap entered into in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.  The swap expired as of August 31, 2009, and so there is no comparable amount in fiscal 2010.

Long-term incentive plan

In the first quarter of fiscal 2010, 334,300 units were granted under this plan (2009 - 263,900 units), with vesting periods between three and five years.  The stock-based compensation expense recorded for the first quarter in respect of this plan was $695 (2009 - $659).  This charge has been credited to contributed surplus.

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

Dividend reinvestment plan

In September 2009, the Company’s Board of Directors approved a discount for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In the first quarter of fiscal 2010, the Company issued 18,901 Class B Non-Voting Shares, resulting in an increase share capital of $336.

Other

The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At November 30, 2009, there were 177,601 deferred share units outstanding.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

9.	INTEREST EXPENSE

	Three months ended
	November 30,
	2009	2008
Interest on long-term debt	6,284	8,578
Imputed interest on long-term liabilities	1,696	1,789
Other interest	168	35
	8,148	10,402

10.	OTHER EXPENSE (INCOME), NET

	Three months ended
	November 30,
	2009	2008
Interest income	(1,051)	(596)
Foreign exchange losses (gains)	(766)	2,629
Income from equity investments	(139)	(550)
Other	172	(83)
	(1,784)	1,400

11.	INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2010 and 2009 is as follows:

	Fiscal 2010		Fiscal 2009
	$	%	$	%
Tax at combined federal and provincial rates	27,941	31.6	20,563	32.7
Future tax recovery resulting from tax rate changes	(14,193)	(16.0)	-	-
Miscellaneous differences	(295)	(0.4)	312	0.5
	13,453	15.2	20,875	33.2

12.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 52 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations, cable advertising services and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

Divisional results

Three months ended November 30, 2009
	Radio	Television	Corporate	Consolidated
Revenues	71,074	151,255	-	222,329
Direct cost of sales, general and administrative expenses	49,253	84,187	5,664	139,104
Segment profit	21,821	67,068	(5,664)	83,225
Depreciation	1,670	1,906	940	4,516
Interest expense	188	1,175	6,785	8,148
Disputed regulatory fees	(8,901)	(7,293)	-	(16,194)
Other expense (income), net	91	(1,253)	(622)	(1,784)
Income before income taxes and non-controlling interest	28,773	72,533	(12,767)	88,539

Three months ended November 30, 2008
	Radio	Television	Corporate	Consolidated
Revenues	75,528	141,257	-	216,785
Direct cost of sales, general and administrative expenses	53,517	76,987	4,939	135,443
Segment profit	22,011	64,270	(4,939)	81,342
Depreciation	1,642	2,341	1,009	4,992
Interest expense	226	1,043	9,133	10,402
Disputed regulatory fees	836	854	-	1,690
Other expense (income), net	180	2,319	(1,099)	1,400
Income before income taxes and non-controlling interest	19,127	57,713	(13,982)	62,858

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

Revenues by segment

	Three months ended
	November 30,
	2009	2008
Radio
West	26,233	31,100
Ontario	24,504	23,888
Quebec and other	20,337	20,540
	71,074	75,528

Television
Kids	68,499	63,029
Specialty and Pay	82,756	78,228
	151,255	141,257

Segment profit

	Three months ended
	November 30,
	2009	2008
Radio
West	9,701	12,574
Ontario	8,475	7,526
Quebec and other	3,645	1,911
	21,821	22,011

Television
Kids	33,309	30,944
Specialty and Pay	33,759	33,326
	67,068	64,270

Revenues by type

	Three months ended
	November 30,
	2009	2008
Advertising	127,497	132,176
Subscriber fees	67,036	62,038
Other	27,796	22,571
	222,329	216,785

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

13.	CAPITAL MANAGEMENT

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:
	As at November 30, 2009	As at August 31, 2009
Long-term debt	691,925	651,767
Cash and cash equivalents	(23,970)	(10,922)
Net debt	667,955	640,845
Shareholders’ equity	916,038	854,278
	1,583,993	1,495,123

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital on a number of bases, including: net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio at a long-term range of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed objectives.

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the period.

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended
	November 30,
	2009	2008
Interest paid	6,465	8,733
Interest received	1,051	596
Income taxes paid	8,616	3,554

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

15.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended
	November 30,
	2009	2008
Direct cost of sales, general and administrative expenses	(151)	1,150
Other expense (income), net	(766)	2,629
Total foreign exchange losses (gains)	(917)	3,779

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at November 30, 2009	As at August 31, 2009
Foreign currency translation adjustment	(11,919)	(11,474)
Unrealized gain on available-for-sale investments, net of tax of $31	181	142
Unrealized loss on cash flow hedge, net of tax of $4,586	(11,229)	(12,675)
	(22,967)	(24,007)

17.	BUSINESS COMBINATIONS

In the first quarter of fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV.  The CRTC approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, to be rebranded Sundance Channel and W Movies respectively, on November 30, 2009.  The results of operations of these services, as well as their assets and liabilities, will be included in the Specialty and Pay segment of the Television division commencing December 1, 2009.  The total cash consideration paid was $40.0 million, less a 10% holdback pending the completion of certain closing procedures.  The Company anticipates releasing the holdback in the third or fourth quarter of fiscal 2010.  The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition.  The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Broadcast licenses	25,397
Goodwill	18,603
Other long-term liabilities	(4,000)
40,000
Holdback	(4,000)
Cash consideration given:	36,000

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2009
(in thousands of Canadian dollars, except share information)

18.	COMMITMENTS AND CONTINGENCIES

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009.  The Company had accrued $16,194 over that period, and reversed this accrual in the first quarter of fiscal 2010.  In fiscal 2010, the Company began accruing for the revised fee, and in the first quarter incurred a charge of $1.0 million.

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